UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0211 Expires: August 31, 2011 Estimated average burden hours per response . . . . . . 1.0
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940.

IronBridge Funds, Inc.

Exact Name of Registrant

SEC1846 (8-08)	Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INSTRUCTIONS FOR FORM N-18F-1

Read instructions carefully before preparing this notification. It will not be deemed acceptable unless it is prepared, executed and filed substantially in accordance with these instructions.

(a)   This form shall be used as the notification of election filed with the Commission pursuant to Rule 18f-1 under the Investment Company Act of 1940.

(b)   Signature

An original and three copies of each notification of election shall be filed.

The copies of the notification may have facsimile or typed signatures.

(c)   Filing

The notification of election and all inquiries and communications with respect thereto shall be forwarded to the Securities and Exchange Commission, Washington, D.C. 20549.

(d)   Fee

There is no fee charged for filing the notification.

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of Form N-18F-1 is necessary to obtain the benefits of rule 18f-1, which permits a fund that has the right to redeem in kind securities of which it is the issuer, to make cash redemptions if the fund files a Form N-18F-1 with the Commission. Form N-18F-1 notifies the Commission staff of the fund’s actions, and commits the fund to pay in cash all redemptions by a shareholder of record as provided by rule 18f-1. The information collected on Form N-18F-1 is publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form and any suggestions for reducing the burden of the form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507.

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Oakbrook Terrace and the state of Illinois on the 19th day of July, 2010.

		Signature	/s/ John G. Davis
(Name of Registrant)

		By	John G. Davis
(Name of director, trustee or officer signing on behalf of Registrant)

President
(Title)

Attest:	/s/ Ty M. Baird
(Name)

Vice President and Treasurer
(Title)